As filed with the Securities and Exchange Commission on August 20, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

Registration Statement

Under the Securities Act of 1933

Amedisys, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	11-3131700
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5959 S. Sherwood Forest Blvd., Baton Rouge, LA 70816 (225) 292-2031 or (800) 467-2662

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dale E. Redman

Chief Financial Officer

Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

(225) 292-2031 phone

(225) 292-3870 fax

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Lee C. Kantrow, Esq.

J. Michael Robinson, Jr., Esq.

Kantrow, Spaht, Weaver & Blitzer

(A Professional Law Corporation)

445 North Blvd., Suite 300

Baton Rouge, LA 70802

(225) 383-4703 phone

(225) 343-0637 fax

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, $0.001 par value per share (3)	—	(4)	—
Preferred stock, $0.001 par value per share	—	(4)	—
Total		$250,000,000	$7,675

(1)	An indeterminate principal amount or number of the securities of each identified class may be issued from time to time at indeterminate prices, with an aggregate primary offering price not to exceed $250,000,000.

(2)	Estimated solely for the purpose of calculating the registration fee, which is calculated in accordance with Rule 457(o) under the Securities Act of 1933, Rule 457(o) permits the registration fee to be calculated on the basis of the maximum offering price of all of the securities listed and, therefore, the table does not specify each by class information as to the amount to be registered or the proposed maximum offering price per security.

(3)	Includes associated common stock purchase rights (“Rights”) to purchase an unspecified number of shares of common stock with an aggregate market price of twice the exercise price of $15.00, subject to adjustment. Rights initially are attached to, and trade with, the common stock and will not be exercisable until specified events occur.

(4)	The proposed maximum aggregate offering price for each class of securities to be registered is not specified pursuant to General Instruction II.D. of Form S-3.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 20, 2007

PROSPECTUS

$250,000,000

Common Stock

Preferred Stock

Through this prospectus, we may periodically offer our common stock and preferred stock. The aggregate offering price of the common stock and preferred stock may not exceed $250,000,000. The prices and other terms of the common stock and preferred stock that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common stock is traded on the NASDAQ Global Select Market with the symbol “AMED.”

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

Investing in our securities involves risk. Please read “ Risk Factors” beginning on page 3 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where an offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Information contained on our website or about us on any other website does not constitute part of this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC”) using a shelf registration process. Under this shelf registration process, we may sell the common stock and preferred stock described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the common stock and preferred stock that we may offer. Each time we sell these securities with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering including, among other things, the specific amounts, prices, and terms of the offered securities. The prospectus supplement may also add to, update or change information in this prospectus. You should read carefully this prospectus, any prospectus supplement and the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered by this prospectus, you should refer to that registration statement, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our securities. For a more complete understanding of Amedisys and our offering of securities, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to those statements incorporated herein by reference. Throughout this prospectus (unless the context otherwise requires), when we refer to “Amedisys,” “us,” “we” or “our,” we are describing Amedisys, Inc. together with its subsidiaries. When we refer to an “agency” or “location,” we are describing a licensed home health agency or hospice agency location, which may be either a licensed agency with a Medicare Provider Number or a branch of the agency with the same provider number.

Our Company

We are one of the nation’s largest providers of home health services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled and unskilled nursing and home health aide services; physical, occupational and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused programs for high-cost chronic conditions and disease categories, such as diabetes, coronary artery disease, congestive heart failure, complex wound care, chronic obstructive pulmonary disease, geriatric surgical recovery, behavioral health, stroke recovery and various rehabilitative programs with the focus on improving the functional ability of our geriatric population and enhancing patient self-management through compliance tracking and behavioral modification. As an organization we will continue to focus on enhancing the delivery of services to the geriatric patient with chronic co-morbid conditions. We believe our services are attractive to payors and physicians because we combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week.

Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers to assess the clinical, psychosocial and spiritual needs of the patients and their families and manage that care accordingly. Although we expect Medicare home health to remain our primary focus over the near and intermediate term, we believe home health and hospice are complementary services and plan to continue to expand our hospice network through acquisitions and start-up activities.

Corporate Information

We are a Delaware corporation. Our principal executive office is located at 5959 S. Sherwood Forest Blvd., Baton Rouge, LA 70816 and our telephone number is (225) 292-2031 or (800) 467-2662. Our website can be found at www.amedisys.com. Information contained on our website is not deemed to be part of this prospectus.

RISK FACTORS

Investing in our common stock or preferred stock involves risk, including the risks we describe below. You should consider carefully the following risks, as well as other information in this prospectus and the incorporated documents, before investing in our common stock or preferred stock. If any of the following risks occurs, our results of operations, financial condition and business could be harmed materially and the trading price of our common stock could decline.

Risks Related to Our Industry

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Reductions to Medicare rates and/or changes in Medicare reimbursement methodology could have an adverse impact on our revenue and profitability. Medicare payments could be reduced as a result of:

•	changes in the way Medicare pays providers that provide significant therapy services to beneficiaries;

•	administrative or legislative changes to the base episode rate;

•	the elimination or reduction of annual rate increases based on medical inflation;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;

•	the reclassification of home health resource groups; or

•	other adverse changes to payment rates or payment methodologies.

Current Medicare legislation provides for an annual adjustment of the various payment rates based on increases or decreases in the medical care expenditure category of the Consumer Price Index. On April 27, 2007, the Centers for Medicare and Medicaid Services (“CMS”) released a Notice of Proposed Rulemaking regarding the Home Health Prospective Payment System Refinement and Rate Update for Calendar Year 2008 (“proposed rule”). If adopted as proposed, the proposed rule would, effective January 1, 2008, change the base rate calculation, implement refinements to the payment system and impose new quality of care data collection requirements, among other requirements. Until the proposed rule is finalized and more definitive information is provided by CMS, management will not be able to complete its evaluation of the net impact of the proposed rule on our consolidated results of operation and cash flows.

Overall payments made by Medicare to us for hospice services are subject to two payment limitations, known as hospice caps, which are calculated by the Medicare fiscal intermediary on an annual basis. Under the first limitation, total Medicare payments to us per provider number are compared to a hospice cap amount that is calculated by multiplying the number of Medicare beneficiaries under that provider number electing hospice care for the first time during the cap period by a statutory amount that is indexed for inflation. The cap amount per Medicare beneficiary for the twelve-month periods ending October 31, 2007 and 2006 is $21,410 and $20,585, respectively. We must return any payments in excess of the cap amount to Medicare within fifteen days. The second hospice cap, which is also calculated on a per provider number basis, provides that reimbursement for any in-patient days that exceed 20% of the total in-service days for the particular provider number shall be reimbursed at a lower rate. Our ability to avoid these limitations depends on a number of factors, each determined on a provider-number basis, including the average length of stay and mix in level of care. Revenue and profitability associated with our hospice operations may be materially reduced if we are unable to avoid triggering these and other Medicare payment limitations. In addition, these limits can be adjusted with retroactive changes in the published cap amounts. For instance, on April 20, 2007, CMS released a transmittal that provided for a correction of the hospice cap amount for fiscal years ending October 31, 2004 and 2003. As a result of the correction, the new cap amounts were $18,963 and $18,143 for fiscal 2004 and 2003, respectively, compared to the prior rates of $19,636 and $18,661 for fiscal 2004 and 2003, respectively. For those providers who were affected by the corrected cap amounts, the fiscal intermediary issued revised calculations and letters. As we expand our hospice operations, we cannot be certain that we will not exceed the cap amounts in the future. Thus, we cannot assure you that these limitations will not negatively affect our profitability on a company-wide basis in the future.

Further, for our hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for “room and board” furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes’ provision of certain “room and board” services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and must collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state’s Medicaid plan. Under our standard nursing home contracts, we generally pay the nursing home for these “room and board” services in advance of reimbursement from Medicaid at 100% of the Medicaid per diem nursing home rate. Approximately 40% of our hospice patients reside in nursing homes. Consequently, the reduction or elimination of Medicare payments for hospice patients residing in nursing homes, our ability to collect for these services or any change in our ability to provide service to such patients would significantly reduce the net patient service revenue and profitability related to our hospice operations or may have an adverse effect on our bad debt expense.

Finally, our reimbursement for hospice services by Medicare is also subject to legislation changes similar to our reimbursement for home health services. On June 29, 2007, CMS announced a 3.3% rate increase for hospice care and hospice services provided during the twelve-month period beginning on October 1, 2007 through November 30, 2008. We cannot assure you that this increase will not be retroactively adjusted in the future and cannot predict the impact that any such adjustment would have on our consolidated results of operation and cash flows.

If any of our agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

Each of our home health and hospice agencies must comply with the extensive conditions required of participation in the Medicare program. If any of our agencies fail to meet the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to remediate the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home health agencies from the Medicare program for failure to satisfy the program’s conditions of participation could adversely affect our net service revenue and profitability. CMS has announced that it is currently revising the Medicare conditions of participation for home health, with publication expected no earlier than the second half of 2007. We do not know at this time what effect the revisions will have on our operations, and there can be no assurances that the revisions will not negatively affect our profitability.

In addition, we are subject to various routine and non-routine reviews, audits and investigations by the Medicare and Medicaid programs and other federal and state governmental agencies, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs and/or the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

Our operations are subject to federal and state laws prohibiting fraud by healthcare providers, including laws containing criminal provisions.

These laws prohibit filing false claims or making false statements in order to receive payment or obtain certification under Medicare and Medicaid programs, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. We may also be subject to fines and/or treble damages if we violate laws that prohibit knowingly filing a false claim or knowingly using false statements to obtain payment. Such violations may also result in exclusion from federal healthcare programs, which would negatively affect our profitability.

For example, in 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in an agency we had acquired in Monroe, Louisiana. We self-reported these improprieties to the Office of the Inspector General, or OIG. Following an extensive series of audits, we reached a settlement with the federal government in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we made in August 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement (“CIA”), which required, among other things, that we (1) maintain our training and compliance programs; (2) provide additional, specific training in certain areas; (3) conduct annual, independent audits of the Monroe agency; and (4) make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we became aware.

The term of the CIA expired on August 11, 2006. Notwithstanding this expiration, we have continuing obligations under the CIA. For example, we are required to submit final annual reports and audits, must grant the OIG inspection and review rights for 120 days post-filing of the final annual report, and must retain records of our compliance with the CIA through August 2010. We may become subject to other such settlements or agreements in the future.

We also operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our results of operations.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer and our interactions with patients and the public and impose certain requirements on us relating to, among other things:

•	licensure and certification;

•	adequacy and quality of health care services;

•	qualifications of health care and support personnel;

•	quality of medical equipment;

•	confidentiality, maintenance and security issues associated with medical records and claims processing;

•	relationships with physicians and other referral sources;

•	operating policies and procedures;

•	addition of facilities and services; and

•	billing for services.

These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws and regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	increasing our liability;

•	increasing our administrative and other costs;

•	increasing or decreasing mandated services;

•	forcing us to restructure our relationships with referral sources and providers; or

•	requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to develop, maintain and monitor administrative, information and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability. Failure to comply with HIPAA’s privacy and security requirements could result in substantial fines and penalties.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals and other patient referral sources in the communities that our agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home health or hospice patients to us and may refer their patients to other providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home health and hospice care by our referral sources and their patients. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could adversely affect our ability to expand our operations and operate profitably.

We are subject to federal and state laws that govern our financial relationships with physicians and other health care providers, including potential or current referral sources.

We are required to comply with federal and state laws, generally referred to as “anti-kickback laws,” that prohibit certain direct and indirect payments or other financial arrangements between health care providers that are designed to encourage the referral of patients to a particular provider for medical services. In addition to these anti-kickback laws, the Federal government has enacted specific regulations, commonly known as the “Stark law,” that prohibit certain financial relationships, specifically including ownership interests and compensation arrangements, between physicians and providers of designated health services, such as home health agencies, to whom said physicians refer patients. Some of these same financial relationships are subject to regulation by the individual states, as well. Under both anti-kickback laws and the Stark law, there are a number of safe harbors that permit certain carefully constrained relationships. Amedisys avails itself of these safe harbors in several instances. For example, we currently have contractual relationships with certain physicians who provide consulting services to our company. Many of these physicians are current or potential referral sources. In addition, in some of our local markets, we lease office space from physicians who may also be referral sources. We cannot assure you that courts or regulatory agencies will not interpret state and federal anti-kickback laws and state laws regulating relationships between health care providers and physicians in ways that will implicate our practices. Violations of these laws could lead to fines or sanctions that may have a material adverse effect on our results of operations.

We may be subject to substantial malpractice or other similar claims.

The services we offer involve an inherent risk of professional liability and related substantial damage awards. As of June 30, 2007, we had over 5,400 direct care employees working for our home health agencies and over 360 direct care employees working for our hospice agencies. In addition, we employ direct care workers on a contractual basis. On any given day, the majority of these nurses, therapists and other direct care personnel are driving to and from patients’ homes where they deliver medical and other care. Due to the nature of our business, we and the caregivers who provide services on our behalf may be the subject of medical malpractice claims. These caregivers could be considered our agents, and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

An economic downturn, continued deficit spending by the federal government and state budget pressures in states in which we operate could result in a reduction in reimbursement and covered services.

The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy or other reasons, could lead to increased pressure to reduce government expenditures for other purposes, including governmentally funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn could adversely affect our results of operations.

An economic downturn could have a detrimental effect on our revenue. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn may also affect the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

Our industry is highly competitive, with relatively few barriers to entry in some markets.

Our home health agencies compete with local and regional home health companies, hospitals, nursing homes and other businesses that provide home health services. In addition, there are relatively few barriers to entry in some of the home health services markets in which we operate. Our primary competition comes from local companies in each of our markets and these privately owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share.

Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

We expect our competitors to develop new strategic relationships with providers, referral sources and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of health care services. Consequently, the health care needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider, our business could be adversely affected. In addition, private payors, including managed care payors, could seek to negotiate additional discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs, and we expect these cost containment measures to continue in the future. Frequent regulatory changes in our industry, including reductions in reimbursement rates and changes in services covered, have increased competition among home health providers. If we are unable to react competitively to new developments, our operating results may suffer. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

State efforts to regulate the establishment or expansion of health care providers could impair our ability to expand our operations.

Some states require health care providers (including skilled nursing facilities, hospices, home health agencies and assisted living facilities) to obtain prior approval, known as a certificate of need (“CON”), or as it is referred to in some states, a permit of approval (“POA”), for:

•	the purchase, establishment or expansion of health care facilities;

•	capital expenditures exceeding a prescribed amount; or

•	changes in services or bed capacity.

To the extent that we require a CON, POA or other similar approvals to expand our operations, either by acquiring facilities or expanding or providing new services or other changes, our expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals. We cannot assure you that we will be able to obtain a CON or POA for all future projects requiring that approval.

Additionally, our ability to expand operations in a state will depend on our ability to obtain a state license to operate. States may have a limit on the number of licenses they issue. Our failure to obtain any license, CON or POA could impair our ability to operate or expand our business.

A shortage of qualified registered nursing staff and other caregivers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

We rely significantly on our ability to attract and retain caregivers who possess the skills, experience and licenses necessary to meet the requirements of our patients. We compete for personnel with other providers of home health and hospice services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. In addition, there are occasional shortages of qualified health care personnel in some of the markets in which we operate. As a result, we may face higher costs of attracting caregivers and providing them with attractive benefit packages than we originally anticipated, and, if that occurs, our profitability could decline. Finally, although this is currently not a significant factor in our existing markets, if we expand our operations into geographic areas where health care providers historically have unionized, we cannot assure you that negotiating collective bargaining agreements will not have a negative effect on our ability to timely and successfully recruit qualified personnel. Generally, if we are unable to attract and retain caregivers, the quality of our services may decline and we could lose patients and referral sources.

Risks Related to Our Business

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

For each of the years ended December 31, 2006, 2005 and 2004, we received 93% of our revenue from Medicare and for the six month periods ended June 30, 2007 and 2006, we received 90% and 93% of our revenue from Medicare, respectively. We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing those services.

Future cost containment initiatives undertaken by private third-party payors may limit our future revenue and profitability.

Our non-Medicare revenue and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenue and profitability. There is no guarantee that third-party payors will provide us with timely payments for our services. We can provide no assurance that we will continue to maintain our current payor or revenue mix.

Migration of our Medicare beneficiary patients to Medicare managed care providers could negatively impact our operating results.

Historically, we have generated the majority of our revenue from the Medicare fee-for-service market. Under the Medicare Prescription Drug Improvement and Modernization Act of December 2003, however, Congress allocated significant additional funds and other incentives to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the size of the potential Medicare fee-for-service market could decline, thereby reducing the size of our potential patient population, which could cause our operating results to suffer.

Possible changes in the case mix of patients, as well as payor mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues are determined by a number of factors, including the mix of patients and the rates of reimbursement among payors. Changes in the case mix of the patients, payment methodologies or payor mix among private pay, Medicare and Medicaid may significantly affect our profitability.

Our allowance for contractual adjustments and doubtful accounts may not be sufficient to cover uncollectible amounts.

On an ongoing basis, we estimate the amount of Medicare, Medicaid and private insurance receivables that we will not be able to collect. This allows us to calculate the expected loss on our receivables for the period we are reporting. Our allowance for contractual adjustments and doubtful accounts may underestimate actual unpaid receivables for various reasons, including:

•	adverse changes in our estimates as a result of changes in payor mix and related collection rates;

•	inability to collect funds due to missed filing deadlines or inability to prove that timely filings were made;

•	adverse changes in the economy generally exceeding our expectations; or

•	unanticipated changes in reimbursement from Medicare, Medicaid and private insurance companies.

If our allowance for contractual adjustments and doubtful accounts is insufficient to cover losses on our receivables, our business, financial position or results of operations could be materially adversely affected.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have difficulty in obtaining documentation, such as physician orders, experience information system problems or experience other issues that arise with Medicare or other providers, we may encounter additional delays in our payment cycle. Timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in achieving our financial results and maintaining liquidity. It is possible that documentation support, system problems, Medicare or other provider issues or industry trends may extend our collection period, adversely impacting our working capital, and that our working capital management procedures may not successfully negate this risk.

Our hospice operations may also experience reimbursement delays. Our hospice operations bill various state Medicaid programs for “room and board” associated with hospice patients residing in nursing homes that we routinely pay in advance of receipt of payment from the provider. In addition, we have experienced timing delays when attempting to collect funds from state Medicaid programs in certain instances. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

If CMS is not able to upgrade its electronic payment systems to comply with impending changes to Medicare reimbursement rates for home health services as of the effective date of the changes, our cash flows could be adversely affected.

As currently proposed by CMS, impending changes to Medicare reimbursement rates for home health services will require CMS to update its electronic payment systems to comply with the changes. This update could be delayed and may not be in place as of the effective date of the rate changes, January 1, 2008, causing a potential delay in the reimbursement received by us for services provided to Medicare beneficiaries. If such a delay does occur, our cash flows from operations could be adversely affected, depending on the length of the delay. For instance, when Medicare transitioned to the Prospective Payment System (“PPS”) on October 1, 2000, there was a delay in the update by Medicare to its payment systems; however, Medicare paid an established estimated amount until the update was completed, thus allowing our cash flows to not be adversely affected. We cannot guarantee that such a temporary payment scheme will be implemented by CMS if it is not able to update its systems timely.

Our growth strategy depends on our ability to manage growing and changing operations.

Our business has grown significantly in size and complexity in recent years. Our internal growth rate for episodic-based patient admissions was approximately 14% and 17% for the six-month periods ended June 30, 2007 and 2006, respectively. This growth has placed, and will continue to place, significant demands on our management systems, internal controls and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to open agencies, acquire additional agencies on favorable terms and integrate and operate these agencies effectively. If our growth strategy is unsuccessful or we are not able to successfully integrate newly acquired or opened agencies into our existing operations, our future results could be adversely impacted.

We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

•	obtain locations for agencies in markets where need exists;

•	identify and hire a sufficient number of appropriately trained home health and other health care professionals;

•	obtain adequate financing to fund growth; and

•	operate successfully under applicable government regulations.

We are focusing significant time and resources on the acquisition of home health and hospice agencies, or of certain of their assets, in targeted markets. Not only do we face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices, but we may also be unable to identify, negotiate and complete suitable acquisition opportunities on reasonable terms. Additionally, acquisitions involve significant risks and uncertainties, including difficulties in recouping partial episode payments and other types of misdirected payments for services from the previous owners, difficulties integrating acquired personnel and business practices into our business, the potential loss of key employees or patients of acquired agencies, and the assumption of liabilities and exposure to unforeseen liabilities of acquired agencies. We may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to effectively integrate any of these businesses could have a material adverse effect on our operations.

Our acquisitions may impose strains on our existing resources.

As a result of our past and current acquisition strategy, we have grown significantly over the last two years. As we continue to add acquisition-related revenue and expand our markets, our growth could strain our resources, including management, information systems, regulatory compliance measures, logistics and other controls. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future results could be adversely affected.

Our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems’ capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems and increases in administrative expenses.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data stored in our information systems, and the introduction of computer viruses to our systems. Our security measures may be inadequate to prevent security breaches and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

We are implementing a new Point of Care (“PoC”) system that includes providing laptop computers to our staff. We anticipate that laptops will be provided to all of our full-time home health visiting clinicians by the end of 2007. We have installed privacy protection systems and devices on our network and the PoC laptops in an attempt to prevent unauthorized access to information in our database. However, our technology may fail to adequately secure the confidential health information we maintain in our databases and protect it from theft or inadvertent leakage. In such circumstances, we may be held liable to our patients and regulators, which could result in litigation or adverse publicity that could have a material adverse effect on our business. Even if we are not held liable, any resulting negative publicity could harm our business and distract the attention of management.

Further, our information systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. A failure to restore our information systems after the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Because of the confidential health information we store and transmit, loss of electronically stored information for any reason could expose us to a risk of regulatory action, litigation, possible liability and loss.

Failure of, or problems with, our clinical software system could harm our business and operating results.

We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, assessment of internal controls and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We depend on outside software providers.

We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

Our insurance liability coverage may not be sufficient for our business needs.

We maintain professional liability insurance for us and our subsidiaries. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage and general liability with varying limits. We cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, as a result of operating in the home health industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging incidents involving our employees that are likely to occur in a patient’s home. We cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation under federal bankruptcy laws and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

We are self-insured against certain potential liabilities, and our insurance reserves may be inadequate if unexpected losses occur.

We are self-insured for health insurance and workers’ compensation claims up to $200,000 and $250,000, respectively, per incident and maintain appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries on a quarterly basis to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense may be significantly affected by the outcome of these studies. Calculation of the estimated accrued liability for self-insured claims remains subject to inherent liability and significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

Prior to the implementation of the Prospective Payment System (“PPS”) on October 1, 2000, we recorded Medicare revenue at the lower of: (1) actual costs, (2) the per-visit cost limit, or (3) a per-beneficiary cost limit on an individual provider basis. We determined ultimate reimbursement upon review of annual cost reports. As of June 30, 2007, we have estimated an aggregate payable to Medicare of $5.9 million, all of which is reflected as a current liability in our consolidated financial statements. The $5.9 million liability has two components: a cost report adjustments reserve ($5.1 million) and a PPS payment adjustments reserve ($0.8 million). If actual amounts exceed our reserves, we may incur additional costs that may adversely affect our results of operations.

Cost Report Adjustments Reserve. The recorded $5.1 million cost report adjustments reserve relates to cost report reserves filed prior to the implementation of the PPS. The reserve includes a $3.1 million obligation of a wholly owned subsidiary that is currently in bankruptcy for which we could be responsible if the debt of the subsidiary is not discharged in bankruptcy and an estimated $1.9 million in amounts likely to be assessed by Medicare as overpayments in respect of prior years once Medicare audits of our cost reports through October 2000 are completed. We cannot be sure that we have accurately evaluated this liability and estimated an appropriate reserve.

PPS Payment Adjustments Reserve. The remaining balance of $0.8 million is related to notice from CMS that it intends to seek recovery of overpayments that were made for patients who had, within 14 days of a readmission to home health prior to the expiry of 60 days from the previous admission date at another home health agency, been discharged from inpatient facilities, including hospitals, rehabilitation and skilled nursing units for the periods dating from the implementation of the PPS on October 1, 2000 through particular dates in 2003 and 2004. We cannot be sure that we have accurately evaluated this liability and estimated an appropriate reserve.

If we must write off a significant amount of intangible assets or long-lived assets, our earnings will be negatively impacted.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $249.6 million as of June 30, 2007. If we make additional acquisitions, it is likely that we will record additional intangible assets to our consolidated financial statements. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $80.6 million as of June 30, 2007, which we review both on a periodic basis as well as when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, such determination could require us to write off a substantial portion of our assets. Such a write off would negatively affect our earnings.

We depend on the services of our executive officers and other key employees.

Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William F. Borne, our President and Chief Operating Officer, Larry R. Graham, our Chief Financial Officer, Dale E. Redman, our Chief Information Officer, Alice A. Schwartz, and our Chief Compliance Officer, Jeffrey D. Jeter.

We maintain key employee life insurance of $4.5 million on Mr. Borne’s life and have entered into employment agreements with Mr. Borne, Mr. Graham, Mr. Redman, Ms. Schwartz and Mr. Jeter.

Our operations could be affected by natural disasters or terrorist acts.

Our corporate office and a number of our agencies are located in the Southeastern United States and the Gulf Coast Region, increasing our exposure to hurricanes and other natural disasters. The occurrence of natural disasters in the markets in which we operate could not only affect the day-to-day operations of our agencies, but could also disrupt our relationships with patients, employees and referral sources located in the affected areas and, in the case of our corporate office, our ability to provide administrative support services, including, for example, billing and collection services. In addition, any episode of care that is not completed due to the impact of a natural disaster will generally result in lower revenue for the episode. We cannot assure you that hurricanes or other natural disasters will not have a material adverse impact on our business, financial condition or results of operations in the future.

In addition, the occurrence of terrorist acts and the erosion to our business caused by such an occurrence, could adversely affect our profitability. In the affected areas, our offices could be forced to close for limited or extended periods of time.

We may be held responsible for some or all of the $4.2 million liability of a bankrupt subsidiary.

We consolidate the net liabilities of Alliance Home Health, Inc. (“Alliance”), a bankrupt subsidiary that is no longer in operation, in our consolidated financial statements. Alliance was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001.

On January 29, 2007, a federal judge from the United States Bankruptcy Court in the Northern District of Oklahoma (“bankruptcy court”) overseeing the 1998 Chapter 7 federal bankruptcy protection proceedings for Alliance Home Health, Inc. issued an order approving a proposed distribution of funds to creditors. The case is still subject to the issuance of a final closing order, at which time we will be informed of our final obligation, if any. Until such time as the final closing order is issued, we will continue to consolidate the Alliance contingencies that net to a $4.2 million liability.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor and analyst perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters;

•	departure of key personnel;

•	changes in the Medicare, Medicaid and private insurance reimbursement rates for home health and hospice;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; or

•	general economic and stock market conditions.

In addition, the stock market in general, and the NASDAQ Global Select Market in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

The following table presents information about our outstanding common and preferred stock and our outstanding securities exercisable for or convertible into shares of common stock:

As of June 30, 2007
Common stock outstanding	25,955,902
Preferred stock outstanding	—
Common stock available under 1998 Stock Option Plan	1,638,948
Common stock available under Directors’ Stock Option Plan	224,800
Stock options outstanding	990,860
Stock options exercisable	899,310
Warrants outstanding	50,667
Non-vested stock outstanding	130,011
Non-vested stock units outstanding	42,958

When stock options are outstanding and exercisable, we have an obligation to convert such stock options into shares of our common stock if the holder decides to exercise such options. In addition, our outstanding and exercisable warrants are also subject to issuance of additional shares of common stock, if the holder decides to exercise such warrants. Further, we issue non-vested stock units to employees with vesting terms ranging from three to four years. Such awards are similar to non-vested stock; however, the shares of common stock underlying such non-vested stock units are not issued to the recipient until the award has vested and thus are not included in our common stock outstanding.

We also have performance-based awards which are issued under our 1998 Stock Option Plan. Based on the terms and conditions of such awards, the Company determines if the awards should be recorded as either equity or liability instruments. When such awards are issued, there are certain objectives that the Company must achieve in order for such awards to be earned. For instance, during the six-month period ended June 30, 2007, the Company issued performance-based awards to certain employees for the first time. If the Company achieves the target levels established by the award, then the recipients will receive non-vested stock units valued at approximately $1.1 million, and if the Company exceeds the target objective, to the point of achieving the projected max payout, the recipients will receive non-vested stock units valued at approximately $1.3 million. On the date that the performance-based objectives are known to have been achieved, we will determine and issue non-vested stock units to the recipient that equal the dollar amount of the award earned, which units will vest equally over three years. Once these non-vested stock units have vested, the recipient will then receive shares of our common stock.

If we were to sell substantial amounts of our common stock in the public or if there were a public perception that substantial sales could occur, the market price of our common stock could decline as a result of such sales. These sales or the perception of substantial future sales may also make it more difficult for us to sell common stock in the future to raise capital.

In the past we have had to defend class action lawsuits, and there is no assurance that we will not face similar suits in the future that could require us to pay substantial damage awards.

On August 23 and October 4, 2001, two class action lawsuits, which were later consolidated, were filed on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001, against us and three of our executive officers, in the United States District Court for the Middle District of Louisiana. The suits sought damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001, alleging that our management knew or were reckless in not knowing the facts giving rise to the restatement. On June 28, 2006, we entered into a settlement agreement for $350,000 with the ten individual plaintiffs in these two lawsuits. On July 5, 2006, the United States District Court for the Middle District of Louisiana issued an order dismissing the consolidated lawsuits. We cannot assure you that we will not face similar suits in the future that could have a material adverse impact on our financial condition or results of operations.

Our board of directors may use anti-takeover provisions or issue stock to discourage control contests.

Our certificate of incorporation currently authorizes us to issue up to 60,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. Our board of directors may cause us to issue additional stock to discourage an attempt to obtain control of our company. For example, shares of stock could be sold to purchasers who might support our board of directors in a control contest or to dilute the voting or other rights of a person seeking to obtain control. In addition, our board of directors could cause us to issue preferred stock entitling holders to:

•	vote separately on any proposed transaction;

•	convert preferred stock into common stock;

•	demand redemption at a specified price in connection with a change in control; or

•	exercise other rights designed to impede a takeover.

The issuance of additional shares may, among other things, dilute the earnings and equity per share of our common stock and the voting rights of common stockholders.

We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including: (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a “poison pill.” These provisions, and others that our board of directors may adopt hereafter, may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar words or phrases. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. In addition to the risk factors described elsewhere, specific factors that might cause such a difference include, but are not limited to: general economic and business conditions, changes in or failure to comply with existing regulations or the inability to comply with new government regulations on a timely basis, changes in Medicare and other medical reimbursement rates or reimbursement methodologies, adverse changes in federal and state laws relating to our business and the health care industry in general, demographic changes, availability and terms of capital, ability to attract and retain qualified personnel, ongoing development and success of newly opened agencies, the successful integration of newly-acquired agencies, changes in estimates and judgments associated with critical accounting policies and business disruption due to natural disasters or acts of terrorism.

You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” and in the documents that we included in or incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and our subsequent SEC filings, for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement or statements.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we expect to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, which may include, among other things:

•	capital expenditures;

•	the repayment of indebtedness;

•	working capital; and

•	strategic acquisitions.

The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is only a summary. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, we encourage you to read our certificate of incorporation and bylaws, copies of which are on file with the Securities and Exchange Commission (“SEC”) as exhibits to registration statements previously filed by us, as well as the relevant portions of the Delaware General Corporation Law. See “Where You Can Find More Information.”

Authorized Capital Stock

As of the date of this prospectus, we are authorized to issue up to 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following table presents information about our outstanding common and preferred stock and our outstanding securities exercisable for or convertible into shares of common stock:

As of June 30, 2007
Common stock outstanding	25,955,902
Preferred stock outstanding	—
Common stock available under 1998 Stock Option Plan	1,638,948
Common stock available under Directors’ Stock Option Plan	224,800
Stock options outstanding	990,860
Stock options exercisable	899,310
Warrants outstanding	50,667
Non-vested stock outstanding	130,011
Non-vested stock units outstanding	42,958

When stock options are outstanding and exercisable, we have an obligation to convert such stock options into shares of our common stock if the holder decides to exercise such options. In addition, our outstanding and exercisable warrants are also subject to issuance of additional shares of common stock, if the holder decides to exercise such warrants. Further, we issue non-vested stock units to employees with vesting terms ranging from three to four years. Such awards are similar to non-vested stock; however, the shares of common stock underlying such non-vested stock units are not issued to the recipient until the award has vested and thus are not included in our common stock outstanding.

We also have performance-based awards which are issued under our 1998 Stock Option Plan. Based on the terms and conditions of such awards, the Company determines if the awards should be recorded as either equity or liability instruments. When such awards are issued, there are certain objectives that the Company must achieve in order for such awards to be earned. For instance, during the six-month period ended June 30, 2007, the Company issued performance-based awards to certain employees for the first time. If the Company achieves the target levels established by the award, then the recipients will receive non-vested stock units valued at approximately $1.1 million, and if the Company exceeds the target objective, to the point of achieving the projected max payout, the recipients will receive non-vested stock units valued at approximately $1.3 million. On the date that the performance-based objectives are known to have been achieved, we will determine and issue non-vested stock units to the recipient that equal the dollar amount of the award earned, which units will vest equally over three years. Once these non-vested stock units have vested, the recipient will then receive shares of our common stock.

Common Stock

Common Stock Outstanding. As of June 30, 2007, we had outstanding 25,955,902 shares of our common stock.

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of holders of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of any offering of common stock pursuant to this prospectus will be, fully paid and non-assessable.

Miscellaneous. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “AMED.”

Preferred Stock

Our certificate of incorporation authorizes a total of 5,000,000 shares of undesignated preferred stock, none of which is outstanding. Our board of directors has the authority, without further action by our stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in a prospectus supplement relating to such series, together with the more detailed provisions of our certificate of incorporation and the certificate of designation relating to such series, for provisions that may be important to you. Prior to issuance, the certificate of designation relating to a particular series of preferred stock offered by us will be filed as an exhibit to a document incorporated by reference in the registration statement to which this prospectus is a part, will be offered by an accompanying prospectus supplement and this prospectus and will describe the terms of the series of preferred stock we are offering. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, if any, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	whether dividends may be payable in additional shares of preferred stock and the method of calculation therefor;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if any, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•

whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•

any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, limitations or restrictions of the preferred stock.

When we issue shares of preferred stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Delaware law provides that the holders of any series of preferred stock have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that series of preferred stock. This right is in addition to any voting rights that may be provided for in a certificate of designation.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Undesignated Preferred Stock

Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Anti-Takeover Effects of Certain Provisions of Delaware Laws

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Shareholder Rights Plan

On June 5, 2000, our board of directors declared a distribution of one right for each share of our common stock. The distribution was made on June 15, 2000 to shareholders of record on that date. These rights, which are governed by a rights agreement dated as of June 15, 2000 between us and American Stock Transfer & Trust Company, as rights agent, protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the rights work by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors. The following is a summary description of our rights. For a complete description of the rights agreement, please refer to the rights agreement that is filed as an exhibit to the registration statement of which this prospectus is a part.

The Rights. Each right will initially trade with and be inseparable from the associated share of common stock. The rights are evidenced only by the certificates that represent shares of common stock. Each share of common stock issued by us after and prior to the separation date (as described below) will automatically have one right associated with it.

Exercise Price. Once it becomes exercisable, each right will allow its holder to purchase from us for $15.00 that number of shares of common stock having a market value on the date of exercisability equal to $30.00. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

Exercisability; Separation Date. Following the separation date (as described below), right certificates and disclosure statements describing the rights will be mailed promptly to the holders of record of our common stock as of the separation date. The separation date means, subject to certain exceptions, the close of business on the earlier of (i) ten (10) business days after the date on which any person or group, becomes an acquiring person by attaining beneficial ownership of 15% or more of our outstanding shares of common stock, and (ii) ten (10) business days after the first date of our public announcement that an acquiring person has become such.

Consequences of a Person or Group Becoming An Acquiring Person.

Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $15.00, purchase shares of our common stock with a market value of $30.00, based on the market price of our common stock prior to such acquisition.

Flip Over. If we are later acquired in a merger or similar transaction, all holders of rights except the acquiring person may, for $15.00, purchase shares of the common stock of the acquiring corporation, prior to such merger.

Antidilution. Our board of directors may adjust the exercise price of the rights from time to time prior to the separation date to protect against dilution in the event of a stock dividend on, or a subdivision or combination of, our common stock. Further, the number of rights and/or securities or other property purchasable upon exercise of rights may be adjusted at the sole discretion of the board of directors if we at any time prior to the separation date, issue or distribute any securities or assets in respect of, in lieu of or in exchange for common stock (other than a regular cash or stock dividend) whether by dividend, in a reclassification or recapitalization, or otherwise.

Expiration. The rights will on expire on June 14, 2010.

Amendments. The terms of the rights agreement may be supplemented or amended without the approval of the holders of the rights at any time and in any respect. After a person or group becomes an acquiring person, the rights agreement may be amended without approval of the rights holders if the changes are necessary or desirable and do not materially adversely affect the interest of the rights holders, or in order to cure ambiguities, defects or inconsistencies.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except liability for any of the following under applicable law: (1) any breach of their duty of loyalty to the corporation or the stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, executive officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, agents or dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In addition, we may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	sales to a broker-dealer, as principal, and resale by such broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the shares by broker-dealers;

•	sell shares short ourselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

There is currently no market for any of our securities, other than our common stock listed on the NASDAQ Global Select Market. If the securities offered hereby are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in our securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, we cannot assure you as to whether an active trading market will develop for securities not listed on the NASDAQ Global Select Market. We have no current plans for the listing of our preferred stock on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular series of preferred stock will be described in the applicable prospectus supplement. Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of our securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of securities pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that any particular offering of securities is made, to the extent required by the Securities Act of 1933, a prospectus supplement will be distributed setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, which includes sales made directly on or through NASDAQ Global Select Market, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

Securities may also be sold directly by us. In this case, no underwriters or agents would be involved. If a prospectus supplement so indicates, underwriters, brokers or dealers, in compliance with applicable law, may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market.

We will bear costs relating to all of the securities being registered under this registration statement of which this prospectus forms a part.

Pursuant to a requirement by the National Association of Securities Dealers, Inc. (“NASD”), the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of the securities may be passed upon for us by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana, and for the underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG LLP refer to the adoption of statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained herein or incorporated by reference. The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof. You should read the summary below together with the more detailed information regarding us, our securities and our financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated in this prospectus by reference.

You should rely only on the information in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since then.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room, located at 100 F. Street, N.E., Washington, D.C. 20549, under SEC File No. 000-24260. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s website at www.sec.gov. Our website address is www.amedisys.com. Information contained on our website is not part of this prospectus.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	our Current Reports on Form 8-K filed on February 21, 2007, April 24, 2007, May 24, 2007 and August 8, 2007;

•	our definitive proxy statement filed April 18, 2007;

•

the description of our common stock contained in the Registration Statement on Form 8-A, initially filed on June 2, 1994, and any subsequent amendment thereto filed for the purpose of updating the description.

The reports and other documents that we file after the date of this prospectus will update, supplement and supercede the information in this prospectus.

You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

(225) 292-2031

Attn: Dale E. Redman, Chief Financial Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuances and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Amedisys, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$7,675
Transfer agent’s fees and expenses	7,000
Legal fees and expenses	200,000
Printing fees and expenses	250,000
Accounting fees and expenses	120,000
Listing Fees	69,000
Miscellaneous fees and expenses	26,325

TOTAL	$680,000

Item 15.	Indemnification of Officers and Directors.

The Company’s bylaws provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The provisions of Article VI, Section 7 of the Company’s bylaws constitute a contract of indemnification between the Company and its officers and directors. Article VI, Section 7 of the Company’s bylaws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to the same provision. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

Item 16.	Exhibits.

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Or Other Reference

*1.1	Form of Underwriting Agreement

3.1	Composite of Certificate of Incorporation of Amedisys, Inc. (the “Company”) inclusive of all amendments through June 14, 2007	Amedisys, Inc.’s Quarterly Report or Form 10-Q for the quarter ended June 30, 2007	0-24260	3.1

3.2	Composite Bylaws of the Company	Amedisys, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004	0-24260	3.2

*4.1	Certificate of Designation for Preferred Stock

*4.2	Form of Preferred Stock Certificate

4.3	Shareholder Rights Agreement	Amedisys, Inc.’s Current Report on Form 8-K filed June 16, 2000	0-24260	4(i)

4.4	Amendment dated July 26, 2006 to Shareholder Rights Agreement	Amedisys, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006	0-24260	4.1

4.5	Registration Rights Agreement between Amedisys, Inc. and the person whose name and address appears on the signature page thereto	Amedisys Inc.’s Registration Statement on Form S-3 filed March 11, 1998	333-47763	10.5

4.6	Registration Rights Agreement dated as of April 23, 2002 between Amedisys, Inc. and the investors listed on Schedule I thereto	Amedisys, Inc.’s Registration Statement on Form S-3 filed on May 23, 2002	333-88960	4.4

4.7	Forms of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc.	Amedisys, Inc.’s Current Report on Form 8-K filed December 10, 2003	0-24260	10.1 10.2

†4.8	Common Stock Specimen

†5.1	Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation)

†23.1	Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) (included in Exhibit 5.1)

†23.2	Consent of KPMG LLP

†24.1	Power of Attorney (included as part of signature page to this Registration Statement)

*	To the extent applicable, to be filed by amendment or as an exhibit to a Current Report on Form 8-K of the Registrant and incorporated by reference into this registration statement).

†	Filed herewith.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To file an application for the purpose of determining the eligibility of the trustee under each of its indentures to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 20th day of August, 2007.

AMEDISYS, INC.

/S/ WILLIAM F. BORNE
William F. Borne
Chief Executive Officer and
Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William F. Borne and Dale E. Redman, and each of them, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all documents in connection therewith and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on this 20th day of August, 2007.

Name and Signature	Title

/S/ WILLIAM F. BORNE William F. Borne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/S/ LARRY R. GRAHAM Larry R. Graham	President and Chief Operating Officer

/S/ DALE E. REDMAN Dale E. Redman	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ RONALD A. LABORDE Ronald A. LaBorde	Director

/S/ JAKE L. NETTERVILLE Jake L. Netterville	Director

/S/ DAVID R. PITTS David R. Pitts	Director

/S/ PETER F. RICCHIUTI Peter F. Ricchiuti	Director

Donald A. Washburn	Director

INDEX TO EXHIBITS

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Or Other Reference
*1.1	Form of Underwriting Agreement

3.1	Composite of Certificate of Incorporation of Amedisys, Inc. (the “Company”) inclusive of all amendments through June 14, 2007	Amedisys, Inc.’s Quarterly Report or Form 10-Q for the quarter ended June 30, 2007	0-24260	3.1

3.2	Composite Bylaws of the Company	Amedisys, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004	0-24260	3.2

*4.1	Certificate of Designation for Preferred Stock

*4.2	Form of Preferred Stock Certificate

4.3	Shareholder Rights Agreement	Amedisys, Inc.’s Current Report on Form 8-K filed June 16, 2000	0-24260	4(i)

4.4	Amendment dated July 26, 2006 to Shareholder Rights Agreement	Amedisys, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006	0-24260	4.1

4.5	Registration Rights Agreement between Amedisys, Inc. and the person whose name and address appears on the signature page thereto	Amedisys Inc.’s Registration Statement on Form S-3 filed March 11, 1998	333-47763	10.5

4.6	Registration Rights Agreement dated as of April 23, 2002 between Amedisys, Inc. and the investors listed on Schedule I thereto	Amedisys, Inc.’s Registration Statement on Form S-3 filed on May 23, 2002	333-88960	4.4

4.7	Forms of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc.	Amedisys, Inc.’s Current Report on Form 8-K filed December 10, 2003	0-24260	10.1 10.2

†4.8	Common Stock Specimen

†5.1	Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation)

†23.1	Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) (included in Exhibit 5.1)

†23.2	Consent of KPMG LLP

†24.1	Power of Attorney (included as part of signature page to this Registration Statement)

*	To the extent applicable, to be filed by amendment or as an exhibit to a Current Report on Form 8-K of the Registrant and incorporated by reference into this registration statement).

†	Filed herewith.